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                          July 24, 2023

       Rajiv De Silva
       Chief Executive Officer
       Venus Concept Inc.
       235 Yorkland Blvd, Suite 900
       Toronto, Ontario M2J 4Y8

                                                        Re: Venus Concept Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 14, 2023
                                                            File No. 333-273251

       Dear Rajiv De Silva:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at 202-551-4451 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Josh Pleitz, Esq.